                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 23, 2000

                                  MERANT plc
               (Translation of Registrant's Name Into English)

              The Lawn, Old Bath Road, Newbury, England RG14 1QN
                   (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)



Form 20-F   X                                   Form 40-F
          -----                                          -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes   X                                       No
         -----                                        -----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

     If you have sold or transferred all your ordinary shares in MERANT plc, please pass this document, together with the accompanying Form of Proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                  [MERANT LOGO]

Dear Shareholder,
                                                                October 16, 2000

                             ANNUAL GENERAL MEETING

     The purpose of this letter is to explain the proposals set out below which will be considered at the Annual General Meeting of the Company to be held at 9 a.m. on Wednesday November 29, 2000 at the offices of Financial Dynamics Business Communications, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB, U.K. The Notice of Meeting referred to in this letter is set out at the end of this letter.

ORDINARY BUSINESS

     The ordinary business of the Meeting is set out in resolutions 1 to 5. The Directors' Report and audited financial statements were posted to members on October 3, 2000. Biographies of the Directors being proposed for re-election are set out on pages 6 and 7 of the Directors' Report. Ernst & Young have advised that they are willing to continue in office as auditors for a further year.

SPECIAL BUSINESS

     The special business of the Meeting is set out in resolutions 6 to 10. As special business your directors are proposing to increase the Company's authorised share capital and authorise its allotment, to renew the directors' limited authority to issue shares and the Company's limited authority to purchase its own shares, and to amend the Company's Articles of Association and the Company's Employee Share Purchase Plan.

INCREASE OF SHARE CAPITAL AND AUTHORITY TO ALLOT SECURITIES (RESOLUTION 6)

     Your directors propose to increase the authorised share capital of the Company from L4,240,000 to L5,220,000, an increase of 23 per cent, by the creation of an additional 49 million ordinary shares of 2p each and to authorise their allotment under section 80 of the UK Companies Act 1985. This will ensure that adequate capital is available for the exercise of options and also that a reasonable amount of unissued equity is available to take advantage of any opportunities which might arise in the future.

     If the resolution is passed, shareholders would authorise for a period of five years the allotment of up to 71,765,025 ordinary shares (representing approximately 53 per cent of the issued ordinary share capital at September 30,
2000). This is in addition to the directors' authority to allot shares for the various share option plans, which the directors are not proposing to change this year. The directors have no current intention to use this authority to allot the authorised but unissued shares except for the allotment of shares under the Company's share option plans.

AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS (RESOLUTION 7)

     The directors' authority to allot shares for cash other than in proportion to shareholdings was granted at the Annual General Meeting on September 16, 1999 and expires at this Annual General Meeting.

     Your directors are now seeking to renew, until the next Annual General Meeting, their authority to allot shares for cash other than in proportion to shareholdings. In the case of allotments other than for rights or similar issues, the authority is limited to shares representing 5% of the issued ordinary share capital at September 30, 2000 which amounts to a total of 6,747,455 shares. This authority is not required under the U.K. Companies Act 1985 for grants of options over shares pursuant to an employees' share scheme, as defined in such Act.

AUTHORITY TO BUY OWN SHARES (RESOLUTION 8)

     Your directors are seeking authority to make market purchases by the Company of a proportion of its ordinary shares, subject to the limits referred to below. The directors wish to take the authority, which will apply to up to 20,242,363 ordinary shares, representing 15% of the issued ordinary share capital at September 30, 2000. There is no intention at present to use the authority, but the directors consider is advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made where they are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders.

     The price paid for shares would not be less than the nominal value of 2 pence per share nor more than 5% above the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days preceding the day on which the shares are purchased.

     At September 30, 2000, the Company had outstanding options to subscribe for 26,781,999 ordinary shares, representing 19.8 per cent of the issued share capital. If the authority being sought to purchase shares was utilised in full, the outstanding options would represent 23.3 per cent of the issued share capital.

AMENDMENTS TO ARTICLES OF ASSOCIATION (RESOLUTION 9)

     Your directors wish to make certain amendments to the Company's Articles of Association to reflect the development of electronic communications. If passed this resolution would allow the Company to use electronic communications for example to publish its accounts on the Internet and to use e-mail for matters like notices of meetings, appointments of proxies and voting at board and general meetings. A summary of the amendments and the text of the resolution is set out in the Appendix.

     UK company law is not entirely clear as to whether electronic communications are permitted for some of the purposes listed above and, although the Government is proposing to amend the Companies Act 1985 to allow much wider use of electronic communications, these amendments will not be in place until later this year. Therefore, adopting the amendments will not in all cases mean that the Company can switch to electronic communications straight away. Accordingly the proposed amendments will, in part, be adopted in anticipation of the expected changes in the law. Shareholders will be kept informed as to the development of legislation affecting the Articles and any action required. Shareholders will have a choice as to whether or not they use the new electronic procedures as and when they are established.

EMPLOYEE SHARE PURCHASE PLAN (RESOLUTION 10)

     Your directors wish to amend the Company's Employee Share Purchase Plan
(ESPP) approved by shareholders last year. This has now operated for one Offering Period and we have now started a second Offering Period, under which eligible employees are offered the right to buy shares in the Company at 85% of the price per share at the start or end of the six months' offering period. Participants pay for the shares by salary deductions and the shares are provided by the Company's Employee Benefit Trust, being shares purchased in the market and funded initially by the Company. Currently there is a limit on the total number of shares that may be made available under the ESPP up to December 31, 2000 of 1,000,000 ordinary shares. This figure increases each year (from January 1, 2001) by an amount equal to 1% of the issued share capital of the company, currently approximately 1,349,491 shares, on the preceding December 31. The overall number of shares which may be the subject of the Plan is 20,000,000 ordinary shares. Due to the success of the Plan, which is tax efficient for US employees, and the current share price, this limit is not sufficient to allow employees to participate fully in the current Offering Period, which ends on December 16, 2000. In the first Offering Period 849,829 ordinary shares were purchased by employees.

     Accordingly, we are asking shareholders to approve an increase in the limit for 2000 from 1,000,000 to 3,000,000 ordinary shares to be effective for the current Offering Period. It should be noted that the shares used for the Plan are issued shares and that the overall limit of 20,000,000 shares under the Plan would remain unaltered.

ACTIONS TO BE TAKEN

     A form of proxy for use at the Annual General Meeting is enclosed. Your directors invite you to complete and return the form to the Company's Registrars as soon as possible. Return of a form of proxy will not prevent you from attending and voting in person at the Meeting if you so wish.

     Your directors are of the opinion that these proposals are in the best interests of both the Company and its shareholders. Accordingly, they recommend you to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

/s/ J. MICHAEL GULLARD

J Michael Gullard
Chairman

                                    APPENDIX

                                     PART I

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

ARTICLE 2.1
     The definition of "in writing" makes clear that it includes text in electronic form. This affects all references to writing in the Articles, including the provisions relating to the sale, forfeiture and transfer of shares, proxy forms, notices relating to directors and to Shareholders' rights and written resolutions.

ARTICLES 12 AND 126
     Allow for electronically reproduced signature on share certificates and other documents to which a seal is affixed.

ARTICLE 66
     Provides that the conduct of a poll may include electronic voting.

ARTICLES 77 AND 78
     Allow appointment of proxies and delivery of instruments appointing or revoking a proxy, in any manner permitted by the Board, including by fax or e-mail.

ARTICLE 112
     Allows Directors to give notice of Board meetings in any manner they determine, including by telephone, fax or e-mail.

ARTICLE 117.1
     Removes the requirement for signature where copies of resolutions are in electronic form.

ARTICLES 137 AND 142
     Add e-mail and fax to the list of possible methods for serving notices.

ARTICLE 146
     Allows accounts to be sent to Shareholders by fax or e-mail.

                                    PART II

                           TEXT OF SPECIAL RESOLUTION

     That the Articles of Association of the Company be amended as follows:

ARTICLE 2.1
     By the insertion of the following after the definition of "these articles":

""electronic mail" includes any electronic transmission in any form through any medium (including transmission by facsimile)".

     After the definition of "executed" the addition of the following:

""in writing" means written, or produced by any visible substitute for writing or in electronic form, or partly one and partly another;"

ARTICLE 12
     By the insertion after the words "some mechanical means" of the words "or electronically or by any other method".

ARTICLE 66
     By the insertion after the words "the use of ballot" of the following:

"or electronic voting or".

ARTICLE 77
     By the insertion in the fifth line of the words "notice of any adjournment" instead of the words "notice or any adjustment" and in the sixth line after the words "in any document sent therewith" the following:

"or to the extent permitted by the Acts, by any other method which the directors may prescribe or accept (including, without limitation, by fax or electronic mail)".

ARTICLE 78
     By the insertion of the following after the words "the Company" in the fourth line:

"by any method prescribed or authorised for the appointment of proxies in accordance with these articles,"

ARTICLE 112
     By the insertion after the first word of the third line of the following:

"Notice of a meeting of the directors shall be deemed to be duly given to a director if it is given to him personally or by word of mouth or by telephone or sent in writing to him at his last known address or any other address given by him to the Company for this purpose, or is given by any other such method and subject to any terms and conditions as the directors may determine. A director absent or intending to be absent from the United Kingdom may request the directors that notices of meetings of Directors shall, during his absence, be sent in writing to him at his last known address or any other address given by him to the Company for this purpose but, in the absence of any such request,"

ARTICLE 117.1
     By the insertion in the penultimate line after the words "in the like form" of the words "(which may be facsimile or electronic copies)" and by the addition at the end of the said article of the following:

"No signature shall be necessary if electronic copies are used, subject to any terms and conditions which the directors may prescribe for such copies".

ARTICLE 126
     By the insertion in the sixth line after the words "a second director." of the following:

"The directors may determine that specific documents or classes of documents may be printed, in any way, with a copy or representation of such signatures."

ARTICLE 137
     By the insertion at the end of the first sentence of the following:

"In addition, a notice or document, other than a share certificate, may be served on or delivered to a member by electronic mail to an electronic address or facsimile number notified by him in writing to the Company".

ARTICLE 142
     By the insertion of the following at the end:

"Any notice sent by electronic mail or fax shall be deemed to be delivered at the time it is sent. A signature on any notice required to be given by the Company may be typed or printed or otherwise written or reproduced by mechanical or electronic means."

ARTICLE 146
     By the addition of the following at the end:

"To the extent permitted by the Acts any such copies may be sent by electronic mail."

MERANT PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the seventeenth Annual General Meeting of MERANT plc ("the Company") will be held at the offices of Financial Dynamics Business Communications, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB, U.K. on Wednesday November 29, 2000 at 9 a.m. for the following purposes:

ORDINARY BUSINESS

1.  ADOPTION OF FINANCIAL STATEMENTS
    To receive, consider and adopt the Directors' Report and audited financial statements for the year ended April 30, 2000.

2.  RE-ELECTION OF DIRECTOR
    To re-elect Harold Hughes, who retires by rotation and is eligible for re-appointment, as a director.

3.  RE-ELECTION OF DIRECTOR
    To re-elect Michel Berty, who retires by rotation and is eligible for re-appointment, as a director.

4.  RE-APPOINTMENT OF DIRECTOR
    To re-appoint Don Watters, who was appointed since the annual general meeting in 1999, as a director.

5.  AUDITORS
    To re-appoint Ernst & Young as auditors to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 6 to 10, of which resolutions 6 and 10 will be proposed as ordinary resolutions and resolutions 7 to 9 will be proposed as special resolutions.

6.  INCREASE OF SHARE CAPITAL AND AUTHORITY TO ALLOT SECURITIES
    THAT:

     (a) the authorised share capital of the Company be increased from L4,240,000 to L5,220,000 by the creation of 49 million additional ordinary shares of 2p each having the rights and subject to the restrictions set out in the Company's Articles of Association;

     (b) the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985, as amended ("the Act")) up to an aggregate amount of L1,435,300.50 (71,765,025 ordinary shares of 2p each), such authority to expire no later than November 28, 2005, provided that: --

        (i) the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

        (ii) the authority conferred on the directors hereby shall be in substitution for the authority conferred on the directors on September 23, 1998 which to the extent not used is hereby revoked.

7.  RENEWAL OF AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS
    That the directors be and are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

     (a) to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

     (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of L134,949.10 (6,747,455 ordinary shares of

         2p each) (representing 5% of the issued share capital of the Company as at September 30, 2000)

        and further, that this power shall expire on the date of the next Annual General Meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

8.  AUTHORITY TO BUY OWN SHARES
    That in accordance with Section 166 of the Act, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 2 pence each in the share capital of the Company, provided that:

     (a) the maximum number of ordinary shares hereby authorised to be purchased is 20,242,363 ordinary shares (representing 15% of the issued share capital of the Company as at September 30, 2000);

     (b) the minimum price which may be paid for an ordinary share is 2 pence which amount shall be exclusive of expenses;

     (c) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase;

     (d) the authority hereby conferred shall expire on whichever is the earlier of the conclusion of the next Annual General Meeting of the Company after the date of passing of this resolution or, 18 months after the date of passing this resolution, unless such authority is renewed on or prior to such date; and

     (e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed or executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares pursuant to any such contract as if the authority hereby conferred had not expired.

9.  AMENDMENTS TO ARTICLES OF ASSOCIATION
    That the Articles of Association of the Company be amended as set out in
    Part II of the Appendix to a letter from the Company to its shareholders dated October 16, 2000.

10. AMENDMENT TO THE EMPLOYEE SHARE PURCHASE PLAN
    That the rules of the MERANT plc 1999 Employee Share Purchase Plan be and are hereby amended in the form presented to the Meeting and initialled by the Chairman for identification purposes, such amendments being described in a letter from the Company to its shareholders dated October 16, 2000.

By Order of the Board

/s/ LEO MILLSTEIN
Leo Millstein
Secretary

Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN U.K.

October 16, 2000

NOTES:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.

2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3UH, U.K. not later than 9.00 am on November 27, 2000.

3. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 9.00 am on November 27, 2000 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 9.00 am on November 27, 2000 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

4. The register of directors' interests and a memorandum of the principal terms of their service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from October 16, 2000 until the date of the Meeting, and at the Meeting from fifteen minutes prior to its commencement until its conclusion.

5. A copy of the Employee Share Purchase Plan on which the proposed amendments are marked can be inspected at the registered office of the Company and at the offices of Memery Crystal, 31 Southampton Row, London WC1B 5HT, U.K. during normal business hours on any weekday (except Saturdays and public holidays) from the date of this notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least fifteen minutes prior to, and during the Meeting.

6. There have been no changes since April 30, 2000 in the numbers of ordinary shares in the Company held by the directors, nor in the numbers of options to acquire ordinary shares held by the directors.

                                                             For Office Use Only

                                                                ----------------
                                                                Number of Shares

                                                                ----------------
                                   MERANT PLC

             FORM OF PROXY FOR ANNUAL GENERAL MEETING OF MERANT PLC
          AT THE OFFICES OF FINANCIAL DYNAMICS BUSINESS COMMUNICATIONS
            HOLBORN GATE, 26 SOUTHAMPTON BUILDINGS, LONDON, WC2A 1PB
                         AT 9 A.M. ON NOVEMBER 29, 2000
I/We............................................................................
(FULL NAMES IN BLOCK CAPITALS PLEASE)
 ................................................................................
of..............................................................................
being a member/members of Merant plc hereby appoint the Chairman of the Meeting (SEE NOTE 2)
 ................................................................................
as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Holborn Gate, 26 Southampton Buildings, London,
WC2A 1PB on Wednesday November 29, 2000 and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

------------------------------------------------------------------------------------------------------------------------------
ORDINARY BUSINESS                             FOR   AGAINST   SPECIAL BUSINESS                                  FOR   AGAINST
------------------------------------------------------------------------------------------------------------------------------
 1. TO adopt the financial statements                         6. TO increase share capital and authorise
                                                                 allotment of securities
------------------------------------------------------------------------------------------------------------------------------
 2. TO re-elect Harold Hughes as a director                   7. TO renew disapplication of pre-emptive
                                                                 rights
------------------------------------------------------------------------------------------------------------------------------
 3. TO re-elect Michel Berty as a director                    8. TO confer authority on the Company to
                                                                 purchase its own shares
------------------------------------------------------------------------------------------------------------------------------
 4. TO re-appoint Don Watters as a director                   9. TO approve amendments to the Company's
                                                                 Articles of Association
------------------------------------------------------------------------------------------------------------------------------
 5. TO re-appoint Ernst & Young as auditors                   10. TO approve amendments to Employee Share
                                                                  Purchase Plan
------------------------------------------------------------------------------------------------------------------------------

Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the Meeting.

Signature ............................. Date............................... 2000

NOTES:--

1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.

2. The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted; all alterations should be initialled.

3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.

4. To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3UH at the address overleaf no later than 9.00 am on November 27, 2000.

5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

  ----------------------
  BUSINESS REPLY SERVICE
   Licence No. BR 3006
  ----------------------
                                                   [1/LOGO]


                       LLOYDS TSB REGISTRARS
                       THE CAUSEWAY
                       WORTHING
                       WEST SUSSEX
                       BN99 3UH





                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    MERANT pic
                                    (Registrant)

Date:  October 23, 2000             By:  /s/ LEO MILLSTEIN
                                ----------------------------------
                                    Leo Millstein
                                    Vice President and General Counsel